
11017417

SEC_____ _OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORTED Section

FORM X-17A-5
PART III

FEB 28 2011

Washington, DC
110

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SEC FILE NUMBER
8- ~40729~

8-50933

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   Catalyst Financial, LLC

OFFICIAL USE ONLY
45025
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   225 N.E. Mizner Boulevard, Suite 400
                                    (No. and Street)

   Boca Raton   FL   33432
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

   Steven N. Bronson   (561)-362-4199
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

   Kostin, Ruffkess & Company, LLC
                    (Name - if individual, state last, first, middle name)

   76 Batterson Park Road   Farmington   CT   06034
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond
unless the form displays a currently valid OMB control number*

OATH OR AFFIRMATION

I, Steven N. Bronson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Catalyst Financial, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
C. Stein
Commission #DD998292
Expires: JUNE 07, 2014
BONDED THRU ATLANTIC BONDING CO., INC.

_____
Notary Public

_____
Signature

CEO/Chairman
Title

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



KOSTIN, RUFFKESS & COMPANY, LLC

Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Members
Catalyst Financial, LLC

We have audited the accompanying statement of financial condition of Catalyst Financial, LLC, (the "Company") as of December 31, 2010, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Catalyst Financial, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 24, 2011

Members of:
Leading Edge Alliance • Kreston International • American Institute of Certified Public Accountants • Private Companies Practice Section • Connecticut Society of Certified Public Accountants

An Equal Opportunity Employer

CATALYST FINANCIAL, LLC
Statement of Financial Condition
December 31, 2010

Assets

Current assets:

Cash and cash equivalents	$	63,999
Accounts receivable		10,521
Prepaid expenses		16,227
Total current assets		90,747

Property and equipment:

Furniture and fixtures		7,356
Less: accumulated depreciation		142
Net property and equipment		7,214
Total assets	$	97,961

Liability and Members' Equity

Current liability:

Accounts payable and accrued expenses	$	16,653
Members' equity		81,308
Total liability and members' equity	$	97,961

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Income (Loss)
For The Year Ended December 31, 2010

Operating revenue:	
Consulting income	$ 209,521
Operating expenses:	
Salaries and related expenses	136,331
Office rent	6,000
Insurance expense	32,779
Licenses and fees	19,093
Professional fees	61,746
Other operating expenses	76,873
Total operating expenses	332,822
Net operating loss	(123,301)
Investment income (expense):	
Investment income	58
Loss on disposal of restricted stock	(2,100)
Net investment expense	(2,042)
Net loss	$ (125,343)

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Changes in Members' Equity
For The Year Ended December 31, 2010

Balance, December 31, 2009	$	159,651
Net loss		(125,343)
Members' contributions		185,000
Members' distributions		(138,000)
Balance, December 31, 2010	$	81,308

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Statement of Cash Flows
For The Year Ended December 31, 2010

Cash flows from operating activities:		
Net loss	$	(125,343)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		142
Loss on disposal of restricted stock		2,100
Consulting income related to stock grant		(9,000)
(Increase) decrease in:		
Accounts receivable		(10,521)
Prepaid expenses		1,075
Increase in:		
Accounts payable and accrued expenses		6,313
Net cash used in operating activities		(135,234)
Cash flows used in investing activities:		
Purchase of property and equipment		(7,356)
Cash flows provided by financing activities:		
Members' contributions		185,000
Net increase in cash and cash equivalents		42,410
Cash and cash equivalents, beginning of year		21,589
Cash and cash equivalents, end of year	$	63,999

The accompanying notes are an integral part of the financial statements

CATALYST FINANCIAL, LLC
Notes To The Financial Statements
For The Year Ended December 31, 2010

Note 1 - Summary of Significant Accounting Policies:

Organization

Catalyst Financial Corporation was originally formed in the state of Florida on April 3, 1996, became a broker/dealer on September 28, 1998, and changed its operating name to Catalyst Financial, LLC (the "Company") on January 21, 2000. The Company's business activities include raising capital from institutional and individual investors, private placements and investment banking. The members' liability is limited to the assets of the Company. The Company has been granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") in order to carry on business as a registered broker. The Company is registered to do business in all fifty states of the United States, including the District of Columbia, except for Tennessee.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determined, unless the service is rendered on a contingent fee basis in which revenues are recognized upon satisfaction of the contingency.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Company had noncash investing activities relating to the distribution and transfer of restricted stock of $138,000 in 2010.

Securities Transactions

The Company's securities transactions and related revenues are recorded in the financial statements on a settlement-date basis.

Accounts Receivable

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Accounts receivable are presented net of an allowance for doubtful accounts of $-0- as of December 31, 2010. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the year ended December 31, 2010 was $5,139.

Note 1 - Summary of Significant Accounting Policies: (Continued)

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the 150% declining balance method based upon the estimated useful lives of the assets.

Income Taxes

The Company has elected to be taxed as a partnership and is not subject to federal, state or local income taxes. Each member is responsible for the tax liability, if any, related to his proportionate share of the Company's taxable income. Accordingly, no liability for federal, state or local income taxes is reflected in the accompanying financial statements.

The Company accounts for uncertainty in income taxes in accordance with the Income Tax Topic of the FASB Accounting Standards Codification (FASB ASC). The Company previously filed Federal and Connecticut income tax returns; however, now only files a Federal income tax return, which represents the major tax jurisdiction of the Company. Federal tax years 2007 through 2010 remain open for audit and State tax years 2006 through 2008 remain open for audit under the various statutes of limitations.

Subsequent Events

Management has reviewed subsequent events through February 24, 2011, the date at which the statements were approved and available for issuance.

Note 2 - Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2010, the Company had net capital of $47,346, which was $42,346 in excess of its requirements. The Company's ratio of aggregate indebtedness to net capital was 0.3517 to 1.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it uses another firm for security clearing. Additionally, during 2010 the Company did not hold or clear any customer securities or cash.

Note 3 - Related Party Transactions:

Office Rent

One of the members of the Company is the President of a related party that the Company had entered into a sub-lease agreement with for the use of office space. The agreement provides for monthly rent payments of $500 through December 31, 2011. During 2010, the Company paid $6,000 for the use of the office space. As of December 31, 2010, there is no amount payable to the related party. Minimum lease payments for the next year are $6,000.

Note 3 - Related Party Transactions: (Continued)

Consulting Income

On June 6, 2008, the Company entered into a consulting agreement with a publicly traded company. A member of the Company is the President and Chief Executive Officer of the publicly traded company. Under the agreement, the Company is to seek out and identify prospective target companies for mergers, acquisitions, business combinations and similar transactions. The Company receives a monthly fee in the amount of $5,000 commencing on June 6, 2008, and continuing on the first day of each successive month thereafter until January 1, 2010. During 2010, the Company received $5,000.

In addition to the monthly fee, the Company has also been given a common stock grant, where the related party will issue 120,000 shares of its $0.01 par value common stock to the Company. The shares were issued and valued as of the closing price of the common stock on June 3, 2008. The shares issued vest at a rate of 6,000 shares per month, commencing on June 30, 2008, and an additional 6,000 shares vest on the last day of each successive month thereafter until January 31, 2010, which is the termination date of the agreement. For the year ended December 31, 2010, the Company vested 120,000 common shares and has valued the shares in accordance with the agreement, which represents $9,000 of additional consulting income. As of January 31, 2010, the Company has received 120,000 shares from the publicly traded company. As of December 31, 2010, the shares have been liquidated.

Note 4 - Concentration:

Approximately 84% of the Company's consulting income is derived from business activities with three parties.

Note 5 - Profit Sharing Plan:

The Company had a profit sharing plan that covered all members who have completed one year of service and are 21 years old. During 2009, the Company terminated the profit sharing plan and all funds were liquidated in February of 2010. There were no discretionary contributions through February 2010.

Note 6 - Subsequent Event:

In January 2011, the Company received $185,000 pursuant to one of their Investment Banking Agreements with an unrelated party.

Total ownership equity from statement of financial condition	$	81,308
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition		33,962
Net capital	$	47,346

1   **Nonallowable assets:**

Nonallowable assets from the statement
    of financial condition
        Accounts receivable $ 10,521
        Prepaid expenses   16,227
        Net property and equipment   7,214

Total nonallowable assets $ 33,962

2   **Net capital reconciliations:**

Net capital as reported in Part II A of
    Form X-17a-5 as of December 31, 2010 $ 47,346

CATALYST FINANCIAL, LLC
Computations of Basic Net Capital Requirements
and Aggregate Indebtedness
For The Year Ended December 31, 2010

Minimum net capital required (6 2/3% of $16,653)	$	1,110
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	42,346
Excess net capital at 1000% (Net capital less: 10% of aggregate indebtedness)	$	45,681
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness	$	16,653
Ratio of aggregate indebtedness to net capital		0.3517



Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

Business Advisors and Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Members
Catalyst Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Catalyst Financial, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members of:
Leading Edge Alliance • Kreston International • American Institute of Certified Public Accountants • Private Companies Practice Section • Connecticut Society of Certified Public Accountants

An Equal Opportunity Employer

12



Catalyst Financial, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.



Catalyst Financial, LLC
Page Three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 24, 2011

CATALYST FINANCIAL, LLC
Financial Statements and Supplementary Information
December 31, 2010

CONTENTS

CATALYST FINANCIAL, LLC

**Financial Statements and
Supplementary Information**

December 31, 2010



**KOSTIN,
RUFFKESS
& COMPANY, LLC**

Business Advisors and Certified Public Accountants